August 21, 2014

[VIA EDGAR]

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	STAAR Surgical Company

Form 10-K for the fiscal year ended January 3, 2014

Filed March 12, 2014

Form 10-Q for the quarter ended July 4, 2014

Filed July 31, 2014

File No. 0-11634

Dear Mr. Vaughn:

This letter responds to the comment letter (the “Comment Letter”) dated August 7, 2014 regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced (i) Annual Report on Form 10-K for the fiscal year ended January 3, 2014 of STAAR Surgical Company (“STAAR,” or the “Company”) and (ii) Quarterly Report on Form 10-Q for the second quarter ended July 4, 2014 (the “2014 Form 10-Q”) of the Company. For the convenience of the Staff, we have reproduced the Staff’s comment in bold type and have followed such comment with the Company’s response.

Form 10-Q for the quarterly period ended July 4, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

1.	We see disclosures on page 22 that on May 27, 2014 you received a Warning Letter from the FDA citing violations of current good manufacturing practice regulations that were identified by FDA during an inspection of your manufacturing facility in Monrovia, California between February 10, 2014 and March 21, 2014. Given you disclosed on page 11 that “As of June 2014, all international production has been consolidated into the Monrovia site. Aliso Viejo is expected to integrate into Monrovia in the middle of 2015”, it appears your Monrovia manufacturing facility is very important to your current and future product manufacturing capabilities. Accordingly, in future filings please revise your Management’s Discussion and Analysis disclosures to quantify the actual and/or expected impact of Monrovia site FDA violations, as well as your remediation thereof, on your liquidity, results of operations and capital resources. Refer to Item 303 of Regulation S-K.

Mr. Kevin L. Vaughn

United States Securities and Exchange Commission

August 21, 2014

The Company acknowledges the Staff’s request to quantify the actual and/or expected impact of Monrovia site FDA violations, including the remediation thereof, on our liquidity, results of operations and capital resources in our future Management’s Discussion and Analysis disclosures in accordance with Item 303 of Regulation S-K, and will comply accordingly.

As you may already know, the Warning Letter does not prohibit STAAR from selling any of its currently approved products in the U.S. Also, we noted in our 2014 Form 10-Q, the following:

“The Warning Letter provides that, until the Company addresses the deficiencies to the FDA’s satisfaction, the FDA will not approve premarket applications (“PMAs”) for the Company’s Class III devices where the applications are reasonably related to the cGMP violations cited in the Warning Letter. The FDA has not provided us with a timeline for follow-up after the advisory panel meeting regarding a timeline for a decision on the PMA Supplement for the TICL, which has remained pending for over eight years, and it is unclear whether the Warning Letter will ultimately impact the timing of a potential approval. While the PMA supplement remains pending, we cannot predict when, or if, the FDA will grant approval of the TICL for use in the United States.”

If circumstances change, we will update this disclosure.

If you have any questions or comments regarding this response, please feel free to contact me.

Sincerely,

STAAR Surgical Company

/s/ Stephen P. Brown

Stephen P. Brown

Vice President

Chief Financial Officer

cc:	David Burton, the Commission

Jay Webb, the Commission

Samuel J. Gesten, STAAR Surgical Company